UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No.   1)1

O.I. Corporation
(Name of Issuer)

Common Stock, $0.10 Par Value Per Share
(Title of Class of Securities)

670841105
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 5, 2008
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Mustang Capital Advisors, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 237,110
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 237,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON Mustang Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION TEXAS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 237,110
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 237,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 670841105

1	NAME OF REPORTING PERSON John K. H. Linnartz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 237,110
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 237,110
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 237,110
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 670841105

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned  (“Amendment No. 1”).  This Amendment No. 1 amends the Schedule 13D as specifically set forth.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The aggregate purchase price of the 237,110 Shares owned by MCA is $2,893,621, including brokerage commissions.  The Shares owned by MCA were acquired with partnership funds.

Item 5.	Interest in Securities of the Issuer.

Item 5(a) is hereby amended and restated to read as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 2,621,258 Shares outstanding, which is the total number of Shares reported to be outstanding as of November 2, 2007 in the Issuer’s Quarterly Report on Form 10-Q, as filed with the Securities and Exchange Commission on November 13, 2007.

As of the close of business on March 5, 2008, MCP I, MCPII and the Accounts beneficially owned 237,110 Shares, constituting approximately 9.0% of the Shares outstanding.

As general partner of each of MCP I and MCP II, and as investment manager to the Accounts, MCA may be deemed to beneficially own 237,110 Shares collectively owned by MCP I, MCP II and the Accounts, constituting approximately 9.0% of the Shares outstanding.

As general partner of MCA, MCM may be deemed to beneficially own 237,110 Shares beneficially owned by MCA, constituting approximately 9.0% of the Shares outstanding.

As managing member of MCM, Mr. Linnartz may be deemed to beneficially own 237,110 Shares beneficially owned by MCM, constituting approximately 9.0% of the Shares outstanding.

Item 5(c) is hereby amended to add the following:

(c)    Schedule A annexed hereto lists all transactions in the Shares by the Reporting Persons since the initial filing of the Schedule 13D.  All of such transactions were effected in the open market.

CUSIP NO. 670841105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2008	MUSTANG CAPITAL ADVISORS, LP

	By:	Mustang Capital Management, LLC its general partner

	By:	/s/ John K. H. Linnartz
John K. H. Linnartz, Managing Member

MUSTANG CAPITAL MANAGEMENT, LLC

By:	/s/ John K. H. Linnartz
John K. H. Linnartz, Managing Member

/s/ John K. H. Linnartz
John K. H. Linnartz

CUSIP NO. 670841105

SCHEDULE A

Transactions in the Shares Since the Initial Filing of the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($U.S.)	Date of Purchase/(Sale)

MUSTANG CAPITAL ADVISORS, LP

26,895	10.0969	03/05/08

MUSTANG CAPITAL MANAGEMENT, LLC
None

JOHN K. H. LINNARTZ
None